UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number 001- 43170

Highlander Silver Corporation

(Translation of registrant’s name into English)

 2500 – 100 King Street West

Toronto, Ontario, M5X 1A9 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐        Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Early Warning Report dated March 3, 2026
99.2	News Release dated March 6, 2026
99.3	Material Change Report dated March 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highlander Silver Corporation
(Registrant)

Date: March 26, 2026	By:	/s/ Purni Parikh
	Name:	Purni Parikh
	Title:	SVP Corporate Affairs & Corporate Secretary

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